                                                           FILE NUMBER 333-38679
   As filed with the Securities and Exchange Commission on September 24, 1998



                       SECURITIES AND EXCHANGE COMMISSION

                               AMENDMENT NO. 1
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           GOTHIC ENERGY CORPORATION
             (Exact Name of Registrant as specified in its Charter)

          OKLAHOMA                                             22-2663839
(State or other jurisdiction                                 (IRS Employer
of incorporation or organization)                        Identification Number)


           5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                 (918) 749-5666
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            MICHAEL PAULK, PRESIDENT
           5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA  74105
                                 (918) 749-5666
 (Name, address, including zip code, and telephone number, including area code, of Agent for service)

                                With a Copy to:
                           WILLIAM S. CLARKE, ESQUIRE
       457 NORTH HARRISON STREET, SUITE 103, PRINCETON, NEW JERSEY  08540
                                 (609) 921-3663

          Approximate date of commencement of proposed sale to public:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.     [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.     [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.     [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434,
please check the following box.      [ ]

                              CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM  PROPOSED MAXIMUM
     SECURITIES TO BE        AMOUNT TO BE   OFFERING PRICE      AGGREGATE         AMOUNT OF
        REGISTERED            REGISTERED    PER UNIT /(1)/    OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------
Common Stock                    1,400,000             $3.00        $4,200,000   $      1,273.00
   Purchase Warrants
-----------------------------------------------------------------------------------------------
Common Stock,                   1,400,000             /(2)/             /(2)/             /(2)/
   $.01 par value /(2)/
-----------------------------------------------------------------------------------------------
Common Stock                      825,029             $2.40        $1,980,070   $           584
   Purchase Warrants
-----------------------------------------------------------------------------------------------
Common Stock,                     825,029             /(2)/             /(2)/             /(2)/
   $.01 par value
-----------------------------------------------------------------------------------------------
                                                                  TOTAL         $1,857.00 /(3)/
-----------------------------------------------------------------------------------------------

---------------------

(1) The Registration Fee has been calculated pursuant to Rule 457(g) based on the exercise price of the warrants.
(2)  Shares of Common Stock issuable on exercise of Common Stock Purchase
     Warrants.
(3)  Of which $1,273,00 was previously paid.

     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED HEREIN IS A COMBINED PROSPECTUS ALSO RELATING TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 33-99190).
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                Subject to Completion, dated September 24, 1998

PROSPECTUS

                           GOTHIC ENERGY CORPORATION

     Gothic Energy Corporation acquires, develops, exploits, explores for and produces natural gas and oil. We further describe these activities beginning on page 6 and the risks relating to an investment in Gothic beginning on page 11.

     This Prospectus may be used in connection with the resale by the holders of certain securities of Gothic. These securities include 1,400,000 warrants to purchase Gothic common stock at $3.00 per share and 825,029 warrants to purchase Gothic common stock at $2.40 per share. This Prospectus also may be used in connection with the resale by the holders of the shares of common stock that may be purchased on exercise of the warrants. However, this Prospectus may not be used in connection with the purchase of common stock on exercise of the warrants by persons who purchased their warrants where this Prospectus could not be used in connection with the transaction. The exercise price for the warrants is payable either in cash or by surrender of shares of common stock having a current market value equal to the exercise price. The $3.00 warrants expire on September 1, 2004 and the $2.40 warrants expire on May 1, 2005. We refer to the common stock, the $3.00 warrants and the $2.40 warrants collectively as the "Securities."

     The common stock is traded on the Nasdaq SmallCap Market with a trading symbol of "GOTH." On September 21, 1998, the last sale price of the common stock as reported on the Nasdaq SmallCap Market was $0.6875. We have provided the high and low bid prices for the common stock by calendar quarter commencing January 1, 1996 on page 21.

     The Securities may be sold from time to time by or for the account of the selling securityholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at otherwise negotiated prices. This Prospectus may also be used, with Gothic's consent, by donees of the selling securityholders, or by other persons acquiring shares and who wish to offer and sell their Securities requiring or making desirable its use. Gothic will receive no portion of the proceeds from the sale of the Securities and will bear certain expenses related to the preparation of this Prospectus. We have provided more information on the identity of the selling securityholders (who we refer to as the "Selling Securityholders") on page 23 and the manner in which they may sell their Securities on page 24.



     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS
PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                            SEPTEMBER [_____], 1998

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT AND INCORPORATED BY REFERENCE TO THE DOCUMENTS LISTED ON PAGE 4. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT BY DELIVERING THIS PROSPECTUS TO YOU OR BY YOU PURCHASING ANY OF THE SECURITIES THAT THERE HAS BEEN NO CHANGE IN THE FACTS CONTAINED IN THIS PROSPECTUS OR THE AFFAIRS OF GOTHIC SINCE THE DATE ON THE COVER OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

     Gothic's warrants exercisable at $3.00 per share (which we refer to as the "1997 Warrants") were sold together with $100,000,000 principal amount of Gothic's 12 1/4% senior notes due 2004 (which we refer to as the "Senior Notes") (we refer to the sale of the 1997 Warrants and Senior Notes as the "1997 Offering") by Gothic on September 9, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. Gothic sold $100,000,000 principal amount of Senior Notes and 1,400,000 1997 Warrants in 100,000 units of securities, each unit consisting of $1,000 principal amount of outstanding Senior Notes and 14 1997 Warrants with each such warrant representing the right to purchase one share of Common Stock at a price of $3.00 per share to persons who resold the securities to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. The Senior Notes and 1997 Warrants became separately transferrable on November 3, 1997.

     Gothic's warrants exercisable at $2.40 per share (which we refer to as the "1998 Warrants") were sold together with $104,000,000 principal amount of Gothic's 14-1/8% Senior Secured Discount Notes due 2006 (which we refer to as the "Discount Notes") (we refer to the sale of the 1998 Warrants and Discount Notes as the "1998 Offering") by Gothic on April 21, 1998 in a transaction not registered under the Securities Act, in reliance upon the exemption provided in
Section 4(2) of the Securities Act. Gothic sold $104,000,000 principal amount of Notes and 825,029 1998 Warrants in 104,000 units of securities, each unit consisting of $1,000 principal amount of Discount Notes and 7.933 1998 Warrants with each such warrant representing the right to purchase one share of Common Stock at a price of $2.40 per share. The Discount Notes and 1998 Warrants became separately transferrable on June 18, 1998.

                               TABLE OF CONTENTS

Table of Contents............................................................   3

Available Information and Incorporation of Certain Information by Reference..   4

Summary......................................................................   6

Business Strategy............................................................   7

Recent Developments..........................................................   8

Risk Factors.................................................................  11

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the
     Private Securities Litigation Reform Act of 1995........................  19

Capitalization...............................................................  20

Price Range of Common Sock; Dividends Policy.................................  21

Use of Proceeds..............................................................  22

Selling Securityholders......................................................  23

Plan of Distribution.........................................................  24

Description of Capital Stock.................................................  25

Legal Matters................................................................  29

Independent Public Accountants...............................................  29

Glossary.....................................................................  31

                           AVAILABLE INFORMATION AND
               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Gothic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning Gothic can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, Northwest, Washington, DC 20549; and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, Northwest, Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission and the address of that Web site is http://www.sec.gov. The Common Stock is traded on the Nasdaq SmallCap Market ("Nasdaq"). Information filed by Gothic with Nasdaq may be inspected at the offices of Nasdaq at 1735 "K" Street, Northwest, Washington, DC 20006.

     Gothic has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended ("Securities Act") with respect to the securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of Nasdaq referred to above.

     The following documents, including financial statements, filed by Gothic with the Commission are hereby incorporated by reference in this Prospectus:

         (a) The Annual Report of Gothic on Form 10-KSB for the fiscal year ended December 31, 1997;

         (b) The Quarterly Reports of Gothic on Form 10-QSB for the quarters ended March 31, 1998 and June 30, 1998;

         (c) The Current Reports of Gothic on Form 8-K dated May 16, 1996, Form 8-K/A filed July 30, 1996, Form 8-K dated December 27, 1996, Form 8-K dated February 18, 1997, Form 8-K/A filed June 6, 1997, Form 8-K dated April 16, 1997, Form 8-K dated June 30, 1997, Form 8-K dated September 9, 1997 and Form 8-K/A filed on October 3, 1997, Form 8-K dated November 25, 1997, Form 8-K dated January 23, 1998, Form 8-K/A filed January 30, 1998, Form 8-K/A filed February 6, 1998, Form 8-K/A filed February 25, 1998, Form 8-K/A filed April 8, 1998, Form 8-K dated March 31, 1998, and Form 8-K dated April 27, 1998.

     All documents filed by Gothic pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offerings to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded by this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Gothic hereby undertakes to provide without charge copies of all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered on the written or oral request of such person to:


                            Michael Paulk, President
                           Gothic Energy Corporation
                      5727 South Lewis Avenue - Suite 700
                             Tulsa, Oklahoma  74105

     Unless otherwise indicated, all financial and quantitative information provided in this Prospectus on a "pro forma basis" give effect, on the date and for the periods indicated, to certain acquisitions effected by Gothic during 1997, the Amoco Acquisition (as defined herein) and related financings, the completion of the Recapitalization (as defined herein) and the application of the estimated net proceeds therefrom. We believe that certain terms relating to the natural gas and oil business used in this prospectus may be understood only by persons who are industry experts. We have defined these terms in the "Glossary" beginning on page 31.


                                    SUMMARY

     Gothic Energy Corporation ("Gothic") is an independent energy company primarily engaged, through its wholly owned subsidiary, Gothic Production Corporation ("GPC"), in the acquisition, development, exploitation, exploration and production of natural gas and oil. Gothic commenced natural gas and oil operations in 1994 with a business strategy emphasizing acquisitions of long-lived, proved producing natural gas properties with significant development and exploitation potential. As a result of this strategy, Gothic has grown primarily through 14 acquisitions of producing natural gas and oil properties (including the Amoco Acquisition) for total consideration of $337.8 million. Reflecting this successful growth, Gothic is currently pursuing a business strategy emphasizing the development and exploitation of its existing asset base, maintenance of low cost operations and selective strategic acquisitions. As of June 30, 1998, Gothic had proved reserves of 320.4 Bcfe, of which approximately 93% were natural gas, with a PV-10 of approximately $280.7 million. These reserves, of which 81% were classified as proved developed, had an estimated Reserve Life of approximately 11.1 years.

     Gothic's natural gas and oil reserves and acreage are principally located in the Anadarko, Arkoma and Permian/Delaware basins, which are historically prolific basins with multiple producing horizons and long-lived reserves. These basins generally provide significant development and exploitation potential through low-risk infill drilling and the implementation of new workover, drilling and recompletion technologies. Gothic has initiated a comprehensive development and exploitation program designed to increase its natural gas and oil reserves, production, earnings, cash flow and net asset value by enhancing proved producing reserves and converting proved undeveloped reserves to proved producing reserves. During the twelve months ended June 30, 1998, since the inception of this program, Gothic drilled 30 wells, 24 of which have been completed and are producing. In addition, Gothic has entered into a participation agreement involving the drilling of substantially all of its undeveloped acreage with Chesapeake Energy Corporation ("Chesapeake") which will support Gothic's comprehensive development and exploitation program. Gothic has not engaged in any material exploration activities, but intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities.

     At June 30, 1998, Gothic held an interest in approximately 620,000 gross acres (310,000 net acres) and had an interest in 1,254 gross wells (559 net wells). Gothic serves as operator of approximately 635 of the wells in which it has an interest. Operated wells account for approximately 75% of the PV-10 of Gothic's proved reserves as of June 30, 1998.

                               BUSINESS STRATEGY

     Gothic's objective is to increase its reserves, production, earnings, cash flow and net asset value through a growth strategy that includes (i) developing, exploiting and exploring its natural gas and oil properties, (ii) maintaining a low operating cost structure, and (iii) acquiring strategic natural gas and oil properties in a disciplined manner.


DEVELOPMENT, EXPLOITATION AND EXPLORATION

     Gothic seeks to maximize the value of its natural gas and oil properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. Gothic's core areas are characterized by properties with multiple pay zones that allow for integrated analysis of stratigraphic, seismic and well control data to identify development and exploitation opportunities. Through such analysis, Gothic has, as of June 30, 1998, identified 224 development and exploitation projects within its properties, of which 104 have been assigned proved undeveloped reserves. Gothic's 1998 development drilling program includes plans to spend approximately $20.0 to $25.0 million to drill approximately 30 to 40 wells, many of which are infill development wells on proved undeveloped locations. Gothic also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. Gothic intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in close proximity to producing properties. Gothic believes geological and geophysical data, including 3-D and 2-D seismic surveys acquired in the Amoco Acquisition, will enable it to reduce costs and risks associated with drilling activities throughout its core areas.


MAINTAIN LOW COST OPERATIONS

     Gothic is able to directly control operating and drilling costs as the operator of wells comprising approximately 75% of the PV-10 of proved reserves as of June 30, 1998. In addition, Gothic has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting marginal and non-strategic properties with limited development potential. Lease operating expenses have decreased 64%, from $1.29 per Mcfe of production in 1995 to $0.47 per Mcfe for the six months ended June 30, 1998. Further, general and administrative expenses per Mcfe of production have decreased 90%, from $1.15 per Mcfe to $0.11 per Mcfe over the same period. Gothic intends to further improve the efficiency of and reduce the operating costs associated with well operations through the use of advanced wireless technology licensed to Gothic as part of the Amoco Acquisition. This technology enables Gothic to remotely monitor well operations, thereby reducing the need for on-site monitoring personnel. Gothic intends to deploy this technology throughout many of its producing properties in the Anadarko and Arkoma basins.


STRATEGIC ACQUISTIONS

     Gothic intends to pursue additional strategically attractive acquisitions to the extent its capital structure allows. With the completion of the Amoco Acquisition, however, Gothic has reduced the emphasis on acquisitions in its current business strategy. Gothic has increased its reserves through acquisitions, having added 424.9 Bcfe through 14 acquisitions, since November 1994, at a total acquisition cost of $337.8 million, or an average cost of $0.80 per Mcfe. Gothic utilizes a disciplined acquisition strategy, focusing its acquisition efforts on producing natural gas properties within its core areas with (i) relatively long-lived natural gas production, (ii) quantifiable development and exploitation potential, (iii) low risk exploration potential,
(iv) historically low operating expenses or the potential to reduce operating expenses, (v) close proximity to Gothic's existing production or in areas where Gothic has the ability to develop operating economies of scale and (vi) geological, geophysical and other technical and operating characteristics with which management of Gothic has expertise. Gothic applies strict economic and reserve risk criteria in evaluating acquisitions of natural gas and oil properties and companies.



                              RECENT DEVELOPMENTS

THE RECAPITALIZATION

     On April 27, 1998, Gothic completed a series of transactions intended to recapitalize Gothic through (i) the creation of GPC and transfer of all of Gothic's natural gas and oil assets to GPC, (ii) the issuance by Gothic of shares of Series B Preferred Stock, (iii) the sale of assets for $20.0 million, subject to closing adjustments, (iv) the execution of a participation agreement granting a 50% interest in substantially all of Gothic's undeveloped acreage,
(v) the issuance by GPC of the Senior Secured Notes (as defined), (vi) the issuance by Gothic of the Discount Notes, and (vii) the repayment and/or refinancing of substantially all of Gothic's then existing debt and preferred securities (together, the "Recapitalization").

     Certain transactions undertaken in the Recapitalization are described in greater detail below:

     Corporate Restructuring. GPC was organized as a wholly owned subsidiary of Gothic. At the closing of the Recapitalization, Gothic transferred to GPC its ownership of all its natural gas and oil properties. The outstanding capital stock of GPC held by Gothic was pledged to secure Gothic's obligations under the Discount Notes. The natural gas and oil assets owned by GPC secure its obligations under the Credit Facility (as defined) and the Senior Secured Notes.

     The Chesapeake Transaction. On April 27, 1998, Gothic completed several agreements with Chesapeake pursuant to which Gothic (i) sold a 50% interest in substantially all of Gothic's undeveloped acreage, (ii) sold for $20.0 million, subject to closing adjustments, a 50% interest in Gothic's natural gas and oil properties in the Arkoma basin, and (iii) sold 50,000 shares of Series B Preferred Stock, having a liquidation value of $50.0 million, and ten-year warrants to purchase, at an exercise price of $0.01 per share, 2,439,246 shares of Gothic's Common Stock. In addition to providing Gothic with additional capital to facilitate the completion of the Recapitalization, the Chesapeake Transaction is intended to provide technical expertise, a historic drilling track record and the financial resources to implement Gothic's comprehensive development and exploitation program in the Mid-Continent region.

     Financing Transactions. The following financing transactions were completed as part of the Recapitalization:

14-1/8% Senior Secured Discount Notes.......  Gothic sold approximately $60.2 million initial principal amount
                                              ($104.0 million principal amount
                                              at maturity) of Discount Notes
                                              secured by the outstanding capital
                                              stock of GPC held by Gothic,
                                              together with the 1998 Warrants.

11-1/8% Senior Secured Notes................  GPC sold $235.0 million principal amount of Senior Secured Notes.

Series B Preferred Stock and Warrants.......  Gothic sold 50,000 shares of
                                              Series B Preferred Stock, having a
                                              liquidation preference of $50.0
                                              million, and ten-year common stock
                                              purchase warrants exercisable at
                                              $0.01 per share to purchase
                                              2,439,246 shares of Common Stock.

Arkoma Property Sales.......................  Gothic sold for $20.0 million, subject to closing adjustments, a
                                              50% interest in its natural gas
                                              and oil properties in the Arkoma
                                              basin.

Credit Facility.............................  GPC entered into the Credit
                                              Facility which provides, among
                                              other things, for an initial
                                              borrowing availability to GPC of
                                              approximately $25.0 million.


     Repayments and Redemptions. The net proceeds of approximately $350.5 million from the Recapitalization described above were applied to repay or redeem the following:


12 1/4% Senior Notes........................  These notes, outstanding in the principal amount of approximately
                                              $99.3 million, were redeemed for
                                              approximately $102.3 million,
                                              inclusive of a 1% redemption
                                              premium and accrued interest.

Series A Preferred Stock....................  These shares were redeemed for
                                              $38.7 million, inclusive of a 1%
                                              redemption premium and payment-in-
                                              kind dividends through the
                                              redemption date.

Former Credit Facility......................  An aggregate of $206.4 million of bank indebtedness was repaid.

THE AMOCO ACQUISITION

     On January 23, 1998, Gothic purchased from Amoco Production Company, a subsidiary of Amoco Corporation, natural gas producing properties located in the Anadarko and Arkoma basins of Oklahoma (the "Amoco Acquisition"). The consideration paid consisted of $237.5 million in cash, subject to certain post-closing adjustments, warrants to purchase 1.5 million shares of Gothic's common stock exercisable at $3.00 per share, and the transfer of certain producing properties owned by Gothic having a value of less than $1.8 million. The purchase had an effective date of December 1, 1997. The Amoco Acquisition involved interests in 821 gross wells, operation of 291 of the properties and approximately 240.0 Bcfe of proved reserves with a PV-10 of approximately $230.1 million as of December 31, 1997. Of the proved reserves acquired, 96% were natural gas and 71% were producing with net daily production of approximately 60 Mmcfe. The cash portion of the consideration for the Amoco Acquisition was financed with approximately $216.4 million of borrowings under Gothic's former credit facility, including $156.4 million borrowed under a three-year Revolving Loan and $60.0 million borrowed under a six-month Bridge Loan. In addition, Gothic issued 37,000 shares of Series A Preferred Stock with an aggregate liquidation preference of $37.0 million both to pay a portion of the cash consideration for the Amoco Acquisition and to pay related fees and expenses.

                                  RISK FACTORS

     In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to Gothic should be considered by prospective investors when evaluating an investment in the securities offered hereby.


SUBSTANTIAL INDEBTEDNESS

     At June 30, 1998, Gothic had $296.7 million of long-term indebtedness as compared to stockholders' equity of $2.1 million. This level of indebtedness may pose substantial risks to Gothic and the holders of its securities, including the possibility that Gothic may not generate sufficient cash flow to pay the principal of and interest on the Credit Facility and the Senior Secured Notes and the risk of default thereunder. Gothic's historical earnings were insufficient to cover fixed charges, including preferred dividends, by $5.7 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively, and by $17.8 million for the six months ended June 30, 1998. On a pro forma basis, the earnings of Gothic were insufficient to cover fixed charges by $19.4 million for the year ended December 31, 1997. If Gothic is unsuccessful in increasing its proved reserves or realizing production from its proved undeveloped reserves, the future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on its indebtedness in accordance with their terms. Gothic's levels of indebtedness may also adversely affect its ability to incur additional indebtedness and finance its future operations and capital needs, and may limit its ability to pursue other business opportunities. The Discount Notes, the Senior Secured Notes, the Credit Facility and their respective indentures contain financial and other restrictive covenants which could limit Gothic's operating and financial flexibility and, if violated, would result in an event of default which could preclude Gothic's access to credit under the Credit Facility or otherwise have a material adverse effect on Gothic. A default under the Credit Facility could lead to a foreclosure against the assets that collateralize such indebtedness. In addition, the terms of Gothic's indebtedness contain provisions whereby a default under one loan agreement may also constitute a default under other indebtedness. Accordingly, if Gothic should default under the terms of one loan agreement such default could also constitute an event of default under other indebtedness which could result in all of such indebtedness becoming immediately due and payable. There are currently no defaults under any of Gothic's outstanding indebtedness.


LIMITATION ON THE PAYMENT OF FUNDS TO GOTHIC BY GPC

     Gothic's cash flow, and consequently its ability to pay dividends and to service debt, including its obligations under the Discount Notes, is dependent upon the cash flows of GPC and the payment of funds by GPC to Gothic in the form of loans, dividends, or otherwise. GPC has no obligation, contingent or otherwise, to pay any amounts due pursuant to the Discount Notes or to make any funds available therefor. In addition, the Credit Facility and the indenture governing Gothic's Senior Secured Notes impose, and agreements entered into in the future may impose, significant restrictions on the payment of dividends and the making of loans by GPC to Gothic. Under the Credit Facility and Senior Secured Notes, subject to certain financial covenants, GPC is permitted to pay dividends to Gothic equal to the semi-annual interest payments due on the Discount Notes; provided that upon a notice of default or event of default under the Credit Facility or Senior Secured Notes, GPC will be prohibited from paying such dividends until the date such default or event of default is cured or waived. Accordingly, in such an event, repayment of the Discount Notes may depend upon the ability of Gothic to effect an offering of capital stock or to refinance the Discount Notes. A default under the Discount Notes would have a material adverse effect on holders of Gothic's Common Stock.

RESTRICTIONS IMPOSED BY LENDERS

     The instruments governing the indebtedness of Gothic impose significant operating and financial restrictions on Gothic. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of Gothic to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of Gothic to effect future financings, make needed capital expenditures, withstand a future downturn in Gothic's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by Gothic to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that Gothic would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. If GPC were unable to repay all amounts declared due and payable under the Credit Facility or Senior Secured Notes, the lenders thereunder could proceed against the collateral granted to satisfy the indebtedness and other obligations due and payable. If the Credit Facility indebtedness or Senior Secured Notes were to be accelerated, there can be no assurance that the assets of Gothic would be sufficient to repay in full such indebtedness and the other indebtedness of Gothic. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to Gothic. In addition, Gothic's obligations under the Credit Facility and Senior Secured Notes are secured by substantially all of the assets of GPC. The pledge of such collateral to existing lenders could impair Gothic's ability to obtain favorable financing from other sources.


ABILITY TO MANAGE GROWTH

     Although individual members of management have significant experience in the natural gas and oil industry, Gothic has been engaged in the natural gas and oil business for less than four years and has a limited operating history upon which investors may base their evaluation of Gothic's performance. As a result of its brief operating history and rapid growth, the operating results from Gothic's historical periods are not readily comparable and, as a consequence of the Amoco Acquisition, are not expected to be indicative of future results. There can be no assurance that Gothic will continue to experience growth in, or maintain its current level of, revenues, natural gas and oil reserves or production. Gothic's natural gas and oil operations to date have focused on the acquisition of producing natural gas and oil properties. Gothic's business plan and reserve reports include the drilling of approximately 30 to 40 development wells during 1998.

     The Amoco Acquisition and any future growth of Gothic's natural gas and oil reserves, production and operations will place significant demands on Gothic's operational, administrative and financial resources, and the increased scope of operations will present challenges to Gothic due to increased management time and resources required. Gothic's future performance and profitability will depend in part on its ability to successfully integrate the operational, financial and administrative functions of acquired properties into Gothic's operations, to hire additional personnel and to implement necessary enhancements to its management systems to respond to changes in its business. There can be no assurance that Gothic will be successful in these efforts. The inability of Gothic to integrate acquired properties, to hire additional personnel or to enhance its management systems could have a material adverse effect on Gothic's results of operations.

VOLATILITY OF NATURAL GAS AND OIL PRICES; POTENTIAL FULL COST WRITE DOWN

     Gothic's revenues, profitability, cash flow, ability to service debt and future growth will be substantially dependent on prevailing prices for natural gas and oil. The amounts of and prices obtainable for Gothic's natural gas and oil production will be affected by market factors beyond Gothic's control. Such factors include the extent of domestic production, the level of imports of foreign natural gas and oil, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the natural gas and oil industry, among other factors. Prices for natural gas and oil are subject to worldwide fluctuation in response to relatively minor changes in supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of Gothic. Any significant decline in natural gas and oil prices would have a material adverse effect upon Gothic, including the inability of Gothic to fund planned operations and capital expenditures, write downs of the carrying value of its natural gas and oil properties, and Gothic's inability to meet debt service requirements resulting in defaults under bank loans and other indebtedness. In addition, the marketability of Gothic's natural gas and oil production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.

     Subsequent to June 30, 1998, the natural gas industry experienced a significant decline in natural gas prices. Gothic's reserves were determined at June 30, 1998 using a natural gas price of approximately $2.25 per Mcf. At September 21, 1998, the natural gas price received by Gothic fell to approximately $2.07 per Mcf. Had the September 21, 1998 prices been used in the evaluation, the decline in natural gas prices would have resulted in a provision to reduce the carrying value of Gothic's oil and natural gas properties of approximately $25.0 million. Based on rules promulgated by the Commission, Gothic evaluates impairment of its natural gas and oil properties, based on prevailing prices as of the end of each quarter, and accordingly, the actual amount of impairment, if any, will not be determinable until the end of the third quarter.


RISK OF HEDGING ACTIVITIES

     In an attempt to reduce its sensitivity to energy price volatility, Gothic uses swap arrangements that generally result in a fixed price for sales of its natural gas and oil production over periods of up to 12 months. If Gothic's reserves are not produced at rates equivalent to the hedged position, Gothic would be required to satisfy its obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Hedging contracts limit the benefits Gothic will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant non-performance could have a material adverse financial effect on Gothic. These arrangements provide for Gothic to exchange a floating market price for a fixed contract price. Payments are made by Gothic when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the approximate average closing NYMEX price for a contract month and the fixed contract price for the same month.

     Gothic was required under the terms of its credit facility in effect prior to the Recapitalization to enter into hedging agreements covering Gothic's natural gas production. Because of this hedging activity, Gothic's financial risk resulting from possible declines in the price of natural gas has been reduced; however, Gothic's ability to benefit from increases in the price of natural gas is limited. While Gothic is no longer required under the terms of its bank loan agreement to maintain any minimum amounts of hedging agreements, Gothic expects it will continue to enter into such agreements in the future. Any reduction in hedging activity will subject Gothic to more significant fluctuations in production revenues resulting from price volatility.

     During 1998, Gothic had swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and 15,000 Mcf per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998. In February 1998, Gothic entered into swap agreements relating to the sale of 62,000 Mcf per day during the period April 1, 1998 through October 31,1998 at an average price of $2.09 per Mcf. Swap agreements relating to 7,000 Mcf per day were cancelled in June 1998. Of the remaining 55,000 Mcf per day, 25,000 Mcf per day is subject to a "call spread" agreement which provides that Gothic will receive additional payments if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the period April through October 1998 cover approximately 80% of Gothic's current natural gas production. In addition, Gothic has entered into a swap agreement relating to the sale of 60,000 Mcf per day at a "floor" price of $2.10 per Mcf during the period November 1998 through March 1999.


REPLACEMENT OF RESERVES

     Gothic's success is substantially dependent on its ability to replace and expand its natural gas and oil reserves through the acquisition of producing properties and the exploitation and development of its properties, which activities involve substantial risk. Without successful acquisition or drilling ventures, Gothic will be unable to replace the reserves being depleted by production, and its assets and revenues, including the reserves, will decline. Gothic's strategy includes increasing its reserve base through continued exploitation of its existing properties, exploration of new and existing properties and acquisitions of producing properties. There can be no assurance that Gothic's acquisition and development activities will result in the replacement of, or additions to, Gothic's reserves. Similarly, there can be no assurance that Gothic will have sufficient capital to engage in its acquisition or development activities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates their accuracy is inherently uncertain.


ACQUISITION RISKS

     Gothic's rapid growth since it commenced natural gas and oil operations has been largely the result of acquisitions of producing properties. Gothic expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to Gothic. The successful acquisition of producing properties requires an assessment of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors beyond Gothic's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, Gothic performs a review of the subject properties it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Gothic generally assumes pre-closing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis. With respect to its acquisitions to date, Gothic has no material commitments for capital expenditures to comply with existing environmental requirements. There can be no assurance that Gothic's acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on Gothic.

DRILLING AND OPERATING RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by Gothic will be productive or that Gothic will recover all or any portion of its investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Gothic's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond Gothic's control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. Gothic's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on Gothic's future results of operations or financial condition.

     In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of natural gas, oil or well fluids, pollution and other physical and environmental risks are inherent in natural gas and oil exploration and production. These hazards could result in substantial losses to Gothic due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Gothic, as protection against operating hazards, maintains insurance coverage against some, but not all, potential losses, as is common in the natural gas and oil industry. Gothic does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on Gothic's financial condition and results of operations.


UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES; SIGNIFICANT UNDEVELOPED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of Gothic. Information as to Gothic's reserves represents estimates based on reports prepared by Gothic's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved natural gas and oil reserves is based upon engineering estimates derived after analysis of information furnished by Gothic or the operator of the property. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. Natural gas and oil prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Gothic's reserves will likely vary from estimates, and such variances may be material. Approximately 15% of Gothic's estimated PV-10 of proved reserves as of June 30, 1998 are classified as undeveloped. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by Gothic for purposes of the reserve report.

POSSIBLE DELISTING OF COMMON STOCK FROM THE NASDAQ SMALLCAP MARKET

     In order for Gothic's Common Stock to continue to be traded on the Nasdaq Small Cap Market, it must continue to meet the listing requirements of the Nasdaq SmallCap Market and maintain certain minimum financial and corporate governance requirements. Continued inclusion on the SmallCap Market generally requires that (i) Gothic maintain (A) at least $2.0 million in net tangible assets ("net tangible assets" equals total assets less total liabilities and goodwill) or (B) a $35.0 million market capitalization or (C) generate net income of at least $500,000 in two of the three prior years; (ii) there be at least 500,000 shares in the public float valued at $1.0 million or more; (iii) the minimum bid price of the Common Stock be $1.00 per share; (iv) the Common Stock have at least two active market makers; (v) the Common Stock be held by at least 300 holders; and (vi) Gothic have at last two independent directors.

     As of September 11, 1998, Gothic's Common Stock had traded at a price below $1.00 per share for the prior thirty (30) consecutive trade dates. Therefore, its shares of Common Stock are subject to delisting. Gothic must demonstrate compliance with the minimum $1.00 bid price on or before December 11, 1998 and if it fails to do so, its shares will be delisted. In addition, there can be no assurance that Gothic's net tangible assets will not in the future decline below $2.0 million which can be expected to result in a delisting of Gothic's Common Stock from the SmallCap Market. At June 30, 1998, Gothic's total assets exceeded its total liabilities by $2.1 million, and losses from operations during the quarter ended September 30, 1998 may cause Gothic's net tangible assets to decline below $2.0 million. If Gothic's shares are delisted for any reason, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of Gothic's securities could be impaired through a more limited market for Gothic's securities, possible delays in the timing of the transactions and lower prices for Gothic's securities than might otherwise be attained.


FUTURE CAPITAL REQUIREMENTS

     Gothic has made, and will continue to make, substantial capital expenditures for the acquisition, development and production of natural gas and oil reserves, particularly since a portion of the proved reserves of Gothic consists of proved undeveloped reserves, which require significant capital expenditures to develop. Gothic has budgeted capital expenditures of approximately $20.0 to $25.0 million for the year ending December 31, 1998. Gothic is not contractually committed to expend these funds. Gothic currently expects that available cash, cash flows from operations, proceeds from the private or public sale of debt or equity securities, borrowings under the Credit Facility, and sales of certain natural gas and oil properties will be sufficient to fund debt service requirements and planned capital expenditures for its existing properties through 1998. However, Gothic may need to raise additional capital to fund acquisitions and the development thereof, which capital may not be available to Gothic.

     Under the terms of the Chesapeake Transaction, both Gothic and Chesapeake are permitted to designate acreage for development drilling by giving written notice thereof to the other party. In order for Gothic to participate in any drilling proposals submitted by Chesapeake in the acreage which is the subject of the participation agreement, Gothic will need to have available sufficient funds or borrowing availability to participate in the proposed drilling activity. Certain terms of the participation agreement limit the number of wells to be proposed by Chesapeake to the amount that would require capital expenditures by Gothic of $15.0 million in 1998 and $25.0 million in 1999. In the event Gothic should not have funds available at the time, Gothic's interest in the well could be forfeited.

     Gothic may seek additional capital, if required, from traditional reserve base borrowing, equity and debt offerings or joint ventures to further develop and exploit its properties and to acquire additional properties, subject to the limitations contained in the terms of its outstanding indebtedness, the Credit Facility, the Discount Notes and the Senior Secured Notes. Gothic's ability to access additional capital will depend on its continued success in developing its natural gas and oil reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to Gothic from any source or that, if available, it will be at prices or on terms acceptable to Gothic. Should Gothic be unable to access the capital markets or should sufficient capital not be available, the development and exploitation of Gothic's properties could be delayed or reduced and, accordingly, natural gas and oil revenues and operating results may be adversely affected.


RELIANCE ON KEY PERSONNEL

     Gothic is dependent upon the services of its Chief Executive Officer and President, Michael Paulk. The loss of his services could have a material adverse effect upon Gothic. Gothic has entered into an employment agreement with Mr. Paulk, expiring on December 31, 1999. In addition, Gothic has obtained a policy of life insurance on Mr. Paulk in the amount of $1.0 million, naming GPC as beneficiary.



GOVERNMENTAL REGULATION

     Gothic's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of natural gas and oil and the release of materials into the environment or otherwise relating to protection of the environment. In particular, Gothic's natural gas and oil exploration, development and production and its activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning natural gas and oil wells and other related facilities.

     Although Gothic believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in natural gas and oil operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from Gothic's operations, could result in substantial costs and liabilities in the future.

     The discharge of natural gas, oil or other pollutants into the air, soil or water may give rise to significant liabilities on the part of Gothic to the government and third parties and may require Gothic to incur substantial costs of remediation. Moreover, Gothic has agreed to indemnify sellers of producing properties purchased by Gothic, including Amoco, among others, against environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect Gothic's results of operations and financial condition or that material indemnity claims will not arise against Gothic with respect to properties acquired by Gothic.

COMPETITION

     The natural gas and oil industry is highly competitive. Gothic competes in acquisitions and the development, production and marketing of natural gas and oil with major oil companies, other independent natural gas and oil concerns, and individual producers and operators. Many of these competitors have substantially greater financial and other resources than Gothic. Furthermore, the natural gas and oil industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

                    CAUTIONARY STATEMENT FOR PURPOSES OF THE
                          "SAFE HARBOR" PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     With the exception of historical matters, the matters discussed in this Prospectus are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "forecasts," "will, "could," "may" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements under the following headings:
"Business Strategy," "Risk Factors;" "- Ability to Manage Growth," "- Volatility of Oil and Natural Gas Prices and Markets," "- Risk of Hedging Activities," "- Replacement of Reserves," "Acquisition Risks," "- Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves" and "- Future Capital Requirements." Such forward-looking statements relate to Gothic's capital requirements, business strategy, ability to attain and maintain profitability and cash flow, dependence upon the acquisition of and ability to acquire additional oil and gas properties or entering into joint oil and gas well development arrangements, access to debt and equity capital and availability of joint venture development arrangements, estimates as to its needs for additional capital and the times at which such additional capital will be required, expectations as to the sources of this capital and funds, ability to successfully implement its business strategy, ability to identify and integrate successfully any additional producing oil and gas properties it acquires and whether such properties can be operated profitably, ability to maintain compliance with covenants of its various loan documents and other agreements pursuant to which securities have been issued, ability to borrow funds or maintain levels of borrowing availability under credit arrangements, statements about proved reserves or borrowing availability based on proved reserves and future net cash flows and the present value thereof and Supplementary Oil and Gas Information in Note 10 to Notes to Consolidated Financial Statements. Gothic cautions readers that various risk factors referred to above and described in this Prospectus (see "Risk Factors") could cause Gothic's operating results to differ materially from those expressed in any forward-looking statements made by Gothic and could adversely affect Gothic's ability to pursue its business strategy.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and the capitalization of Gothic at June 30, 1998. The data should be read in conjunction with the historical financial statements of Gothic incorporated herein by reference.



                                                                                         AS OF JUNE 30, 1998
                                                                                           (IN THOUSANDS)
                                                                                       -----------------------
Cash and cash equivalents                                                                     $  8,010
                                                                                       =======================

Total debt, including current portion
   Credit Facility                                                                            $      0
   11-1/8% Senior Secured Notes due 2005                                                       235,000
   14-1/8% Senior Secured Discount Notes due 2006                                               61,735
                                                                                       -----------------------

   TOTAL DEBT                                                                                 $296,735

Stockholders' equity
   Series B preferred stock, par value $0.05, authorized 165,000 shares;
      50,000 shares issued and outstanding                                                      31,834
   Common Stock, $0.01 par value, 100,000,000 shares authorized;
      16,261,640 shares issued and outstanding                                                     162
   Additional paid-in capital                                                                   42,997
   Accumulated deficit                                                                         (72,723)
   Note receivable                                                                                (169)
                                                                                       -----------------------

   TOTAL STOCKHOLDERS' EQUITY                                                                    2,101
                                                                                       -----------------------

   TOTAL CAPITALIZATION                                                                       $298,836
                                                                                       =======================



                  PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

     Gothic's Common Stock is quoted on the NASDAQ SmallCap Market under the symbol GOTH. The following table sets forth the high and low bid quotations on the NASDAQ SmallCap Market for Gothic's Common Stock by calendar quarter for the period January 1, 1996 through September 21, 1998. See "Risk Factors - Possible Delisting of Common Stock from the Nasdaq SmallCap Market."


                                                      BID
                                          ---------------------------
               CALENDAR QUARTER             HIGH                LOW
        -------------------------------------------------------------
        1996
        First Quarter                       2-3/4              1-9/16
        Second Quarter                        3                 2-1/4
        Third Quarter                       2-3/4                 2
        Fourth Quarter                     2-13/16              2-1/8


        1997
        First Quarter                         3                 2-3/8
        Second Quarter                      2-1/2               1-3/4
        Third Quarter                      2-11/16              1-7/8
        Fourth Quarter


        1998
        First Quarter                      3-1/16              1-13/16
        Second Quarter                      2-3/8               1-3/16
        Third Quarter                      1-19/32               9/16
        (through September 21)

     The foregoing amounts, represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and do not represent the prices of actual transactions. On September 21, 1998, the closing bid quotations for the Common Stock, as reported on the NASDAQ SmallCap Market, was $11/16.

     As of June 30, 1998, Gothic had approximately 125 shareholders of record and believes that it has in excess of 500 beneficial holders.

     Gothic does not intend to pay any dividends on its Common Stock for the foreseeable future. Any determination as to the payment of dividends on the Common Stock in the future will be made by the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects of Gothic as well as restrictions in Gothic's current or future financing agreements and such other factors as the Board of Directors may deem relevant. Under the terms of Gothic's Credit Facility it is prohibited from paying cash dividends on its Common Stock and the terms of the Senior Secured Notes and the Discount Notes impose restrictions on Gothic's ability to pay cash dividends.

     Gothic is an Oklahoma corporation incorporated on October 11, 1996. Gothic's predecessor was incorporated on November 19, 1985 under the laws of the State of New Jersey and was thereafter reincorporated as a Delaware corporation on June 23, 1994. On October 22, 1996, Gothic was reincorporated as an Oklahoma corporation by merger of the Delaware predecessor into the Oklahoma corporation. Gothic's principal office is at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105, and its telephone number is (918) 749-5666.



                                USE OF PROCEEDS

     This Prospectus relates solely to the securities being offered and sold for the account of the Selling Securityholders. Gothic will not receive any of the proceeds from the sale of the securities being offered by the Selling Securityholders but will pay all expenses related to the registration of the securities. The proceeds, if any, received from the exercise of any 1997 Warrants or the 1998 Warrants included among the Securities will be used for general corporate purposes. If all the 1997 Warrants were exercised, Gothic would receive proceeds of $4,200,000. If all the 1998 Warrants were exercised, Gothic would receive proceeds of $1,980,000. There can be no assurance that any of such 1997 Warrants or 1998 Warrants will be exercised. See "Selling Securityholders."

     In the event all of the 7,635,000 1996 Public Offering Warrants were exercised at their current exercise price of $2.40 per share, Gothic would realize gross proceeds of $18,324,000. Any proceeds received from the exercise of the 1996 Public Offering Warrants will be used for general corporate purposes. See "Description of Capital Stock - 1996 Public Offering Warrants."

                            SELLING SECURITYHOLDERS

     The following table sets forth the names of the record holders of the 1997 Warrants and the 1998 Warrants as of September 14, 1998. Only beneficial holders of 1997 Warrants and the 1998 Warrants may sell such warrants or the shares of Common Stock issuable on exercise thereof pursuant to this Prospectus. Gothic will from time to time, by one or more supplements to this Prospectus, include the names of the beneficial holders of Securities who are Selling Securityholders, the amounts of Securities owned prior to this offering and the total number of Securities to be offered, and a description of any material relationship such Selling Securitholder had with Gothic during the three-year period preceding the date of this Prospectus. Because the Selling Securityholders may sell all or a portion of the securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock and Warrants that each Selling Securityholder may retain upon the completion of the sale of the securities pursuant to this Prospectus. The Securities have been included in this Prospectus pursuant to contractual rights granted to the Selling Securityholders to have their Securities registered under the Securities Act, which contractual rights contain, with respect to certain of the Selling Securityholders, mutual indemnification provisions.



                NAME OF RECORD HOLDERS                        1997 WARRANTS          1998 WARRANTS
--------------------------------------------------           ---------------        ---------------
Cede & Co.                                                      1,400,000                     -0-

Bank of New York                                                       -0-               376,174

Bank of America                                                        -0-                31,732

Bear Stearns Securities Corp.                                          -0-                15,072

Donaldson Lufkin & Jenrette Securities Corp.                           -0-               333,186

Investors Bank & Trust                                                 -0-                40,656

Ivy Bond Fund                                                          -0-                 6,941

Morgan Stanley Trust Co.                                               -0-                20,475

Morgan Stanley & Co., Inc.                                             -0-                   793
                                                             ---------------        ---------------
          TOTALS                                                1,400,000                825,029


     Gothic will pay the expenses of registering the 1997 Warrants, the 1998 Warrants and Common Stock being sold hereunder.

                              PLAN OF DISTRIBUTION

     The Selling Securityholders may sell or distribute some or all of the Securities from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the Nasdaq SmallCap Market or in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by the Selling Securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved.

     The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Gothic nor any Selling Securityholders can presently estimate the amount of such compensation. Gothic knows of no existing arrangements between any Selling Securityholder and any other Selling Securityholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Securities.

     Under applicable rules and regulations currently in effect under the Exchange Act, any person engaged in a distribution of any of the Securities may not simultaneously engage in market activities with respect to the Common Stock, the 1997 Warrants or the 1998 Warrants for a period of nine business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securtityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M thereunder, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Securityholders.
All of the foregoing may affect the marketability of the Securities.

     Gothic will pay substantially all of the expenses incident to this offering of the Securities by the Selling Securityholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Securityholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under its Certificate of Incorporation, the total number of shares of all classes of stock that Gothic has authority to issue is 100,500,000 consisting of 500,000 shares of preferred stock, par value $.05 per share, and 100,000,000 shares of common stock, $.01 par value.


PREFERRED STOCK

     Up to 500,000 shares of preferred stock, par value $.05 per share, may be issued from time to time in one or more series. The Board of Directors, without further approval of the stockholders, is authorized to fix the rights and terms relating to dividends, conversion, voting, redemption, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of Gothic. As of June 30, 1998, Gothic has authorized the issuance of 165,000 shares of preferred stock as Series B Preferred Stock, of which 50,000 shares are issued and outstanding. Gothic has no present plans to issue any additional shares of preferred stock.


COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of Gothic available for distribution to such holders. All shares of common stock outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights.


COMMON STOCK PURCHASE WARRANTS

     The 1997 Warrants

     General. The 1997 Warrants were issued pursuant to a Warrant Agreement (the "1997 Warrant Agreement"), dated as of September 9, 1997, between Gothic and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent). The 1997 Warrants are exercisable at a price of $3.00 per share, payable in cash or by surrender of shares of Common Stock having a current market value equal to the exercise price, and will expire on September 1, 2004 (the "Warrant Expiration Date"). The 1997 Warrants entitle the holders thereof to purchase in the aggregate 1,400,000 shares of Common Stock. The holders of the 1997 Warrants (the "1997 Warrantholders") are entitled to exercise all or a portion of their 1997 Warrants at any time after November 3, 1997, and on or prior to the 1997 Warrant Expiration Date at which time all unexercised 1997 Warrants will expire. This summary does not purport to be a complete description of the 1997 Warrants or the 1997 Warrant Agreement and is subject to the detailed provisions of, and qualified in its entirety by reference to, the 1997 Warrants and the 1997 Warrant Agreement (including the definitions contained therein).

     Merger or Liquidation of Gothic. In the event of any merger, consolidation or other combination of Gothic with another entity, provision must be made for 1997 Warrantholders to receive, upon the exercise of 1997 Warrants, and in lieu of shares of Common Stock, such securities or assets as would be issued or paid in respect of shares of Common Stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Gothic, upon the exercise of such 1997 Warrants, each 1997 Warrantholder shall be entitled to share, with respect to the 1997 Warrant Shares issuable upon exercise of his 1997 Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Common Stock of Gothic. 1997 Warrantholders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the 1997 Warrant is surrendered, to the Warrant Agent in accordance with the terms of provisions of the 1997 Warrant Agreement.

     Anti-Dilution Adjustments. The number of shares of Common Stock issuable upon exercise of a 1997 Warrant and the exercise price will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of Gothic, payment of which is made in (a) shares of Gothic's capital stock (including Common Stock), or (b) evidences of indebtedness or assets of Gothic. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur.

     Amendment. From time to time, Gothic and the Warrant Agent, without the consent of the 1997 Warrantholders, may amend or supplement the 1997 Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of Gothic or surrendering any of Gothic's rights or powers under the Agreement, provided that any such change does not materially adversely affect the rights of any 1997 Warrantholder. Any amendment or supplement to the 1997 Warrant Agreement that has a material adverse effect on the interests of the 1997 Warrantholders will require the written consent of the holders of a majority of the then outstanding 1997 Warrants. The consent of each 1997 Warrantholder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of 1997 Warrants would be decreased (other than pursuant to adjustments provided in the 1997 Warrant Agreement).

     Reports. Within 15 days after Gothic files them with the Commission, Gothic will deliver to the Warrant Agent and make available to the 1997 Warrantholders upon request to Gothic, copies of its annual and quarterly reports and of the information, documents and reports which Gothic or any Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. At any time that Gothic is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Gothic will file with the Commission and provide to the Warrant Agent and the 1997 Warrantholders such annual and quarterly reports and such information and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. Gothic will also make such reports available to prospective purchasers of the 1997 Warrants and shares of Common Stock issuable on exercise of the 1997 Warrants, securities analysts and broker-dealers upon their request.

     Form of 1997 Warrants. Prior to November 3, 1997, the 1997 Warrants were evidenced by the Senior Notes. After November 3, 1997, 1997 Warrants are evidenced by a warrant certificate, which was issued to holders of record of the Senior Notes as of the Separation Date, in the event the Senior Notes represented ownership of 1997 Warrants on such date.

     Miscellaneous. The 1997 Warrant will not entitle the holder thereof to any of the rights of a holder of capital stock of Gothic, including, without limitation, the right to vote at or receive notice of meetings of the stockholders or Gothic, except that 1997 Warrantholders will be entitled to receive any cash dividends or other cash distributions paid in respect of the Common Stock on the basis of the number of shares of Common Stock issuable upon the exercise of their 1997 Warrants.

     The 1998 Warrants

     General. The 1998 Warrants were issued pursuant to a Warrant Agreement (the "1998 Warrant Agreement"), dated as of April 21, 1998, between Gothic and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent). The 1998 Warrants are exercisable at a price of $2.40 per share, payable in cash or by surrender of shares of Common Stock having a current market value equal to the exercise price, and will expire on May 1, 2005 (the "1998 Warrant Expiration Date"). The 1998 Warrants entitle the holders thereof to purchase in the aggregate 825,029 shares of Common Stock. The holders of the 1998 Warrants (the "1998 Warrantholders") are entitled to exercise all or a portion of their 1998 Warrants at any time after June 18, 1998, and on or prior to the 1998 Warrant Expiration Date at which time all unexercised 1998 Warrants will expire. This summary does not purport to be a complete description of the 1998 Warrants or the 1998 Warrant Agreement and is subject to the detailed provisions of, and qualified in its entirety by reference to, the 1998 Warrants and the 1998 Warrant Agreement (including the definitions contained therein).

     Merger or Liquidation of Company. In the event of any merger, consolidation or other combination of Gothic with another entity, provision must be made for 1998 Warrantholders to receive, upon the exercise of 1998 Warrants, and in lieu of shares of Common Stock, such securities or assets as would be issued or paid in respect of shares of Common Stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Gothic, upon the exercise of such 1998 Warrants, each 1998 Warrantholder shall be entitled to share, with respect to the 1998 Warrant Shares issuable upon exercise of his 1998 Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Common Stock of Gothic. 1998 Warrantholders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the 1998 Warrant is surrendered, to the Warrant Agent in accordance with the terms of provisions of the 1998 Warrant Agreement.

     Anti-Dilution Adjustments. The number of shares of Common Stock issuable upon exercise of a 1998 Warrant and the exercise price will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of Gothic, payment of which is made in (a) shares of Gothic's capital stock (including Common Stock), or (b) evidences of indebtedness or assets of Gothic. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur.

     Amendment. From time to time, Gothic and the Warrant Agent, without the consent of the 1998 Warrantholders, may amend or supplement the 1998 Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of Gothic or surrendering any of Gothic's rights or powers under the Agreement, provided that any such change does not materially adversely affect the rights of any 1998 Warrantholder. Any amendment or supplement to the 1998 Warrant Agreement that has a material adverse effect on the interests of the 1998 Warrantholders will require the written consent of the holders of a majority of the then outstanding 1998 Warrants. The consent of each 1998 Warrantholder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of 1998 Warrants would be decreased (other than pursuant to adjustments provided in the 1998 Warrant Agreement).

     Reports. Within 15 days after Gothic files them with the Commission, Gothic will deliver to the Warrant Agent and make available to the 1998 Warrantholders upon request to Gothic, copies of its annual and quarterly reports and of the information, documents and reports which Gothic or any Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. At any time that Gothic is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Gothic will file with the Commission and provide to the Warrant Agent and the 1998 Warrantholders such annual and quarterly reports and such information and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. Gothic will also make such reports available to prospective purchasers of the 1998 Warrants and shares of Common Stock issuable on exercise of the 1998 Warrants, securities analysts and broker-dealers upon their request.

     Form of 1998 Warrants. Prior to June 18, 1998 Date, the 1998 Warrants were evidenced by the Discount Notes. After June 18, 1998, 1998 Warrants are evidenced by a warrant certificate, which was issued to holders of record of the Discount Notes as of the Separation Date, in the event the Discount Notes represented ownership of 1998 Warrants on such date.

     Miscellaneous. The 1998 Warrant will not entitle the holder thereof to any of the rights of a holder of capital stock of Gothic, including, without limitation, the right to vote at or receive notice of meetings of the stockholders or Gothic, except that 1998 Warrantholders will be entitled to receive any cash dividends or other cash distributions paid in respect of the Common Stock on the basis of the number of shares of Common Stock issuable upon the exercise of their 1998 Warrants.

     1996 Public Offering Warrants

     In January 1996, Gothic issued in an underwritten public offering of its securities an aggregate of 7,635,000 common stock purchase warrants (the "1996 Public Offering Warrants"). Each 1996 Public Offering Warrant entitles the registered holder to purchase one share of Common Stock at a price of $2.40 per share, subject to adjustment in certain circumstances, through January 30, 2001.

     The 1996 Public Offering Warrants are redeemable by Gothic, at the option of Gothic, with the prior consent of Gaines Berland, Inc. at a price of $0.01 per 1996 Public Offering Warrant at any time after the 1996 Public Offering Warrants become exercisable, upon not less than 15 business days' prior written notice, provided that the last sales price of the Common Stock equals or exceeds 200% of the then-exercise price of the 1996 Public Offering Warrants (the "Redemption Threshold") for the 20 consecutive trading days ending on the third day prior to the notice of redemption to warrantholders. The warrantholders have the right to exercise the 1996 Public Offering Warrants until the close of business on the date fixed for redemption.

     The 1996 Public Offering Warrants were issued in registered form under a Warrant Agreement between Gothic and American Stock Transfer & Trust Company as Warrant Agent dated January 24, 1996. The exercise price, number of shares of Common Stock issuable on exercise of the 1996 Public Offering Warrants and Redemption Threshold are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of Gothic. However, the 1996 Public Offering Warrants are not subject to adjustment for issuance of Common Stock at a price below their exercise price.

     The 1996 Public Offering Warrants may be exercised upon surrender of the Warrant Certificate representing the 1996 Public Offering Warrants on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check, payable to Gothic) for the number of 1996 Public Offering Warrants being exercised. The warrantholders do not have the rights or privileges of holders of Common Stock.

     No 1996 Public Offering Warrants will be exercisable unless at the time of exercise Gothic has filed with the Securities and Exchange Commission a current prospectus covering the shares of Common Stock issuable upon exercise of such 1996 Public Offering Warrants and such shares have been registered or qualified or are exempt from the securities laws of the state of residence of the holder of such 1996 Public Offering Warrants.

     No fractional shares will be issued upon exercise of the 1996 Public Offering Warrants. Gothic will pay to such warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable to such warrantholder, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

     This Prospectus also relates to the issuance of shares of Common Stock by Gothic on exercise of the 1996 Public Offering Warrants.



                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for Gothic by William S. Clarke, P.A., 457 North Harrison Street, Suite 103, Princeton, New Jersey 08540.



                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheet of Gothic as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the Comstock Properties for the year ended December 31, 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct operating expenses of the Norse and Horizon Properties for the year ended December 31, 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the HS Properties for the years ended December 31, 1996 and 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The historical schedule of gross revenues and direct lease operating expenses of the Amoco Properties for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information as of and for the periods ended March 31, 1998 and June 30, 1998, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in Gothic's quarterly reports on Form 10-QSB for the quarters ended March 31, 1998 and June 30, 1998, and incorporated by reference herein, states that they did not audit and that they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                    GLOSSARY

     Wherever used herein, the following terms shall have the meanings specified.

     Bbl - One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf - One billion cubic feet.

     Bcfe - One billion cubic feet of natural gas equivalent.

     Behind Pipe - Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but non-producing reserves.

     Boe - Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     Developed Acreage - Acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well - A well drilled within the proved area of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Well - A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     EBITDA - Earnings (excluding discontinued operations, extraordinary items, charges resulting from changes in accounting and significant non-recurring revenues and expenses) before interest expense, provision for (or benefit for) income taxes, depletion, depreciation and amortization expenses, and the provision for impairment of oil and natural gas properties. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA information has been included in the Offering Memorandum because EBITDA is a measure used by certain investors in determining historical ability to service indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of operating performance or liquidity.

     Exploratory Well - A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells - The total acres or wells, as the case may be, in which a working interest is owned.

     Infill Well - A well drilled between known producing wells to better exploit the reservoir

     Mbbl - One thousand Bbl.

     Mmbbl - One million Bbl.

     Mboe - One thousand barrels of oil equivalent.

     Mcf - One thousand cubic feet.

     Mcfe - One thousand cubic feet of natural gas equivalent, using the ratio of one Bbl of crude oil to six Mcf of natural gas.

     Mmcf - One million cubic feet.

     Mmcfe - One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells - The sum of the fractional working interests owned in gross acres or gross wells.

     NYMEX- New York Mercantile Exchange.

     Oil and Natural Gas Lease - An instrument by which a mineral fee owner grants to a lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

     Overriding Royalty Interest - A fractional undivided interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production, in addition to the usual royalty paid to the owner, free of costs of production.

     PDNP - Proved developed, non-producing or behind the pipe reserves.

     Productive Well - A well that is producing oil or natural gas or that is capable of production.

     Proved Developed Reserves - Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves - The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves or PUD - Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

     PV-10 - The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV-10 is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the SEC PV-10 (as determined in accordance with generally accepted accounting principles).

     Royalty Interest - An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

     Secondary Recovery - A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     SEC PV-10 - The estimated future net cash flows from proved oil and natural gas reserves computed using prices and costs. at the dates indicated, after income taxes and discounted at 10%.

     Undeveloped Acreage - Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Working Interest - The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration. development and operations and all risks in connection therewith

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities to be registered are as follows:


          Securities and Exchange         $ 1,857.00
           Commission Registration Fee

          Blue Sky Fees and Expenses      $   500.00

          Printing                        $   500.00

          Legal fees of Counsel
           for the Registrant             $ 2,500.00

          Accounting Fees                 $ 3,500.00

          Miscellaneous                   $ 3,643.00
                                          ----------

               TOTAL                      $12,500.00
                                          ==========



ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1031 of the Oklahoma General Corporation Act and Article VI of the Registrant's By-Laws provide for indemnification of present and former officers, directors, employees and agents.



ITEM 16:  EXHIBITS

     The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.

                                   Part II-1

ITEM 17:  UNDERTAKINGS

     (a)  The small business issuer will:

          1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

             (iii) Include any additional or changed material information on the plan of distribution.

          2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions of the Oklahoma General Corporation Act, the Registrant's Articles of Incorporation, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference to this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The Registrant hereby undertakes to deliver, or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given the latest annual report to security holders that is incorporated by reference in the Prospectus and proxy or information statement furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   Part II-2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tulsa, State of Oklahoma, on the 24/th/ day of September , 1998.


                                    GOTHIC ENERGY CORPORATION



                                    By:     /s/ Michael Paulk
                                           ------------------------------------
                                           Michael Paulk, President and
                                           Chief Executive Officer




                                   Part II-3

                           GOTHIC ENERGY CORPORATION

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Gothic Energy Corporation, an Oklahoma corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Michael
K. Paulk and Steven P. Ensz, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



  /s/ Michael Paulk           Director, President and Chief   September 24, 1998
---------------------------    Executive Officer
Michael Paulk                  (Principal Executive Officer)



  /s/ Steven P. Ensz          Vice-President - Finance,       September 24, 1998
---------------------------    Chief Financial Officer
Steven P. Ensz                 (Principal Accounting and
                               Financial Officer)




  /s/ John J. Fleming         Director                        September 24, 1998
---------------------------
John J. Fleming



  /s/ Brian E. Bayley         Director                        September 24, 1998
---------------------------
Brian E. Bayley


                                   Part II-4

                           GOTHIC ENERGY CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3

                               INDEX TO EXHIBITS


  EXHIBIT NUMBER
------------------

       3.1 Certificate of Incorporation of Gothic Energy Newco, Inc.("Gothic"), an Oklahoma corporation (filed as Exhibit 3.1 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       3.2 Bylaws of Gothic (filed as Exhibit 3.2 to the Registration Statement on Form S-4 filed October 14, 1997 (file number 333-37839)).

       4.1 Warrant Agreement between Gothic and American Stock Transfer & Trust Company, as Warrant Agent, dated as of September 9, 1997 (filed as Exhibit 4.1 to Gothic's Current Report on Form 8-K for September 9, 1997).

       4.2 Warrant Agreement between Gothic and American Stock Transfer & Trust Company, as Warrant Agent, dated as of April 21, 1998 (filed as Exhibit 10.8 to Gothic's Current Report on Form 8-K for April 27, 1998)

       5.1         Opinion of William S. Clarke, P.A.

      15.1 Letter from PricewaterhouseCoopers LLP Regarding Unaudited Interim Financial Statements.

      23.1         Consent of PricewaterhouseCoopers LLP

      23.2         Consent of William S. Clarke, P.A. (included in Exhibit 5.1).

      24.1 Power of Attorney (included on the signature pages of this Registration Statement).